June 27, 2025

Shawn Stewart
Chief Executive Officer
Forward Air Corporation
1915 Snapps Ferry Road, Building N
Greeneville, TN 37745

       Re: Forward Air Corporation
           Post-Effective Amendment No. 3 to Form S-1 on Form S-3
           Filed June 16, 2025
           File No. 333-280102
Dear Shawn Stewart:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 3 to Form S-1 on Form S-3
General

1. Please confirm your understanding that we will not be in a position to declare your
       Post-Effective Amendment No. 3 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2024 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in this filing, please make corresponding revisions to all affected disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 27, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Flora Perez